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                                                                 Exhibit (a)(10)

FOR IMMEDIATE RELEASE:
---------------------

 Select Medical Corporation Announces Expiration of Hart-Scott-Rodino Waiting
   Period Regarding Pending Acquisition of Intensiva HealthCare Corporation

MECHANICSBURG, PA, Nov. 30, 1998 Select Medical Corporation announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to its pending acquisition of Intensiva HealthCare Corporation (Nasdaq: IHCC) expired at 11:59 P.M. on November 25, 1998.

Select Medical Corporation and its wholly owned subsidiary, Select Medical of Mechanicsburg, Inc. commenced, on November 17, 1998, a cash tender offer to purchase all of the outstanding shares of Intensiva HealthCare Corporation at a price of $9.625 per share. The offer is conditioned upon, among other things, the tender of ninety percent (90%) of the shares of Intensiva's outstanding common stock on a fully diluted basis. The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, December 15, 1998, unless the offer is extended. MacKenzie Partners, Inc. is acting as the Information Agent in connection with the offer.

Intensiva HealthCare Corporation is a leading provider of highly specialized acute long-term care for critically ill or injured patients. Select Medical Corporation is a leading private acute long-term care hospital services company.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which were distributed on or about November 17, 1998 to stockholders. Additional copies of such documents can be obtained by contacting the Information Agent at 800/322-2885.

CONTACT:  MacKenzie Partners, Inc.
-------   Bob Marese, 212/929-5500
                  or
          Select Medical Corporation
          Dennis L. Lehman, Senior Vice-President and Chief Financial Officer, 717/972-3814